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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)



                           Professional Bancorp, Inc.
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                                (Name of Issuer)



                                  Common Stock
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                         (Title of Class of Securities)



                                   743112104
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                                 (CUSIP Number)



                           Robert D. Rosenbaum, Esq.
                                Arnold & Porter
                            555 Twelfth Street, N.W.
                          Washington, D.C.  20004-1202
                                 (202) 942-5000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                   May 1996
                       ---------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.))

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO. 743112104                  13D
          ---------
- --------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robert H. Leshner
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2       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP/*/
                                                                     (a)  [ ]
                                                                     (b)  [X]
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3       SEC USE ONLY
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4       SOURCE OF FUNDS/*/

        PF, OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) [ ]
- --------------------------------------------------------------------------------
6
        CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.
- --------------------------------------------------------------------------------


            NUMBER OF               7  SOLE VOTING POWER
             SHARES
          BENEFICIALLY              111,825
            OWNED BY
              EACH        -----------------------------------------------------
            REPORTING
             PERSON                 8  SHARED VOTING POWER
              WITH

                          ------------------------------------------------------

                                    9  SOLE DISPOSITIVE POWER

                                    111,825

                          ------------------------------------------------------

                                    10 SHARED DISPOSITIVE POWER

                          ------------------------------------------------------





 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           111,825

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 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES/*/  [ ]

- --------------------------------------------------------------------------------


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.0%

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 14       TYPE OF REPORTING PERSON/*/

          IN

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                                       2
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CUSIP NO. 743112104                   13D
          ---------
                        AMENDMENT NO. 1 TO SCHEDULE 13D
                        -------------------------------

     The Schedule 13D dated October 28, 1994 of Robert H. Leshner (the "Reporting Person") is hereby amended as set forth below.

     Pursuant to Rule 13d-2(c) of Regulation 13D-G, this Amendment No. 1 to
Schedule 13D restates the text of Schedule 13D to reflect certain information as of the date hereof. This Amendment No. 1 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.


Item 1.    Security and Issuer
           -------------------

     This Amendment No. 1 to Schedule 13D relates to a warrant which was first exercisable on January 1, 1995, for 105,000/1/ shares of common stock, par value $.008 per share ("Share") of Professional Bancorp, Inc. (the "Issuer"), whose principal executive offices are located at 606 Broadway, Santa Monica, CA
90401.  Members of the Reporting Person's family also own 6,825 Shares.


Item 2.    Identity and Background
           -----------------------

     (a) This Amendment No. 1 to Schedule 13D is being filed on behalf of Robert
H. Leshner.

     (b) Business Address:  312 Walnut Street, 21st Floor, Cincinnati, OH
45202.

     (c) Robert H. Leshner's principal occupation is Chairman of the Board of Leshner Financial Services, Inc. and Midwest Group Financial Services, both of which are registered investment advisers, 312 Walnut Street, 21st Floor, Cincinnati, OH 45202.

     (d) and (e). During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a U.S. citizen.



Item 3.    Source and Amount of Funds or Other Consideration
           -------------------------------------------------

     The warrant was issued on December 31, 1992 to the Reporting Person, as principal of the placement agent, in consideration of the closing of a private placement offering of the Shares.


- ---------------------------
/1/ The warrant originally was for 100,000 Shares, but the number of Shares subject to the warrant has been adjusted to 105,000 to reflect a 5% stock dividend by the Issuer.
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CUSIP NO. 743112104                     13D
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Item 4.    Purpose of Transaction
           ----------------------

     Item 4 is amended as follows:

     In recent months, the Reporting Person became concerned about certain developments relating to the board of directors and management of the Issuer. The Reporting Person, being the Chairman of the Board of Leshner Financial Services, Inc., caused such information as was available to him relating to those concerns to be shared with clients of Leshner Financial Services, Inc. who held Shares in their accounts. The Reporting Person understands that certain of those persons, along with other persons (the "Shareholder Group"), have filed a
Schedule 13D with the Securities and Exchange Commission stating that they intend to file a proxy statement and other soliciting materials in connection with the annual meeting of the shareholders of the Issuer scheduled for June 19, 1996, urging the shareholders to withhold their vote from management's solicited proxy for that meeting and that they intend to solicit proxies from the shareholders of the Issuer for the purpose of (i) electing a slate of director candidates selected by the Shareholder Group, which will constitute a majority of the board of directors of the Issuer, and (ii) urging the new board to consider replacing one or more of the current executive officers of the Issuer.

     In 1992, in connection with the Reporting Person's acquisition of the warrant covering Shares described in Item 5 hereof, the Reporting Person made certain commitments to the Federal Reserve Bank of San Francisco (the "1992 Commitments"). Those commitments are set forth in Exhibits 2 and 3 which are filed herewith. Among other things, the Reporting Person committed that neither he nor Leshner Financial Services, Inc. would propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or board of directors of the Issuer, and that neither he nor Leshner Financial Services would solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of the Issuer. During May 1996, the Reporting Person, through counsel, sought from the Federal Reserve Bank of San Francisco either (1) written confirmation that the 1992 Commitments are not currently in effect or (2) written relief from the 1992 Commitments.

     In the event that the Federal Reserve Bank provides such written confirmation or relief, the Reporting Person presently intends to participate in any proxy solicitation which the Shareholder Group might undertake as stated in their Schedule 13D report referred to above.


Item 5.    Interest in Securities of the Issuer
           ------------------------------------

     Item 5 is amended as follows:

     (a)  Amount beneficially owned:

          (i) The Reporting Person owns a warrant for 105,000 Shares.

          (ii) The Reporting Person may be deemed to beneficially own the following Shares: 5,775 shares owned by Carol M. Leshner, 525 shares owned by Leigh S. Leshner, and 525 shares owned by Michelle E. Leshner. Carol M. Leshner is the spouse, and Leigh S. and Michelle E. are the children of the Reporting Person who are not minors and do not live with the Reporting Person in his house. The Reporting Person disclaims beneficial ownership of the shares held by his wife and children.

          (iii) The Shares covered by the warrant described above, together with the Shares reported in Item 5(a)(ii) hereof, represent 8.0 percent of all of the Shares outstanding./2/


/2/ There were 1,300,650 Shares outstanding as of April 26, 1996, based on the Issuer's proxy statement for its annual shareholders meeting to be held June 19, 1996. In calculating the beneficial ownership percentage for the Reporting Person, Shares subject to the warrant, which

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CUSIP NO. 743112104                      13D
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     (b) Number of Shares as to which such person has:

         (i) Sole power to vote or direct the vote: the Reporting Person may be deemed to have sole power to vote 6,825 Shares, and would have sole power to vote an additional 105,000 shares if and when the warrant is exercised.

        (ii) Shared power to vote or direct the vote:  N/A.

       (iii) Sole power to dispose or direct the disposition of: The Reporting Person may be deemed to have sole power to dispose of 6,825 Shares and would have sole power to dispose of an additional 105,000 Shares if and when the warrant is exercised.

        (iv) Shared power to dispose or direct the disposition of:  N/A.


     (c)  N/A.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          ---------------------------------------------------------------------


     A copy of the warrant was filed as Exhibit 1 to Schedule 13D, and this discussion of the terms of the warrant contained herein is qualified in its entirety by reference to the warrant. Under the terms of the warrant, and upon the occurrence of a condition precedent, the Issuer will purchase, at the option of the Reporting Person, some or all of the warrants and/or Shares then owned by the Reporting Person, subject to and limited by the terms of the warrant agreement. (See Sections 7.1 - 7.10 of Exhibit 1 to Schedule 13D.) Furthermore,
            ---
if the Reporting Person wishes to sell, during a specified period, some or all of the warrants and/or Shares to a third party, the Reporting Person must offer to sell the same to the Issuer on the same terms and conditions. (See Sections
                                                                  ---
7.11 - 7.14 of Exhibit 1 to Schedule 13D.) The warrant also restricts the Issuer's ability to issue certain types of preferred stock. (See Sections 2.6
                                                             ---
of Exhibit 1 to Schedule 13D.)

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         Exhibit 2 Letter from Robert H. Leshner to Federal Reserve Bank of San Francisco, dated December 29, 1992.

         Exhibit 3  Letter from Federal Reserve Bank of San Francisco to Robert
                    E. Mannion, Esq., dated October 22, 1992.


- ----------------------
is currently exercisable, are added to the total number of outstanding Shares.

CUSIP NO. 743112104                  13D
          ---------


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       May 30, 1996                  /s/ Robert H. Leshner
       ------------                  ------------------------
          (Date)                     Robert H. Leshner